Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

June 27, 2011	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR CONTINUES PRODUCTION GROWTH AND STARTS PHASE-3 DRILLING AT LANDROSE, SASKATCHEWAN

VANCOUVER, BRITISH COLUMBIA - Alberta Star Development Corp. (TSXV: ASX) (the “Company”) is pleased to announce that the Company has brought onto production a re-completed well located on the Company’s Landrose property, located in west central Saskatchewan. The re-completed well was recently acquired in a property swap with a major Canadian oil producer, and has been brought on production at an average rate of 40 bbls/d (20 bbls/d net to the Company). The Company announced in a press release dated May 10, 2011, that it had acquired an additional 50% working interest in 240 acres (120 net acres) including the standing case well.

In addition, the Company has identified six (6) drill locations on the recently acquired Landrose properties. The Company expects to include at least three (3) additional drilling locations from the Landrose properties in its recently announced 2011 drilling program. The Company has achieved a 100% success rate to date, with both Phase 1-2 drill programs at Landrose, Saskatchewan. Phase 3 drilling is expected to commence within the next week. The Company holds a 50% working interest in three (3) Landrose drilling locations. The Company’s Phase 3 drilling program is scheduled to consist of three wells which are anticipated to be drilled, completed and, if successful, on production by the end of August 2011.

The Company currently owns interests in 840 gross acres (420 net acres) in the Landrose area on which there are 7 gross (3.25 net) producing wells, all of which are producing from the McLaren and Sparky formations.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. In 2010, the Company made two heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is a junior heavy oil producer that is focusing on growing it’s production base and maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent property acquisitions have resulted in the Company having a production base and an working interest partner experienced in heavy oil activities. This should enable the Company to pursue future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to enable the Company to continue to increase it’s production in the oil and gas sector.

INVESTOR RELATIONS

Investors are welcomed to contact Mario Drolet MI 3 Communications Financiers Inc. at (514) 346-3813, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131        Fax (604) 408-3884
astar@telus.net

or

Robert Hall, Corporate Development, Director
Alberta Star Development Corp.
Tel: (604) 488-0860
rthall@shaw.ca

or

MI 3 Communications Financiers Inc.

440 Boul, Rene Levesque Ouest
Bureau 205
Montreal, Quebec
H2Z 1V7
Mario@mi3.ca

Mr. Mario Drolet
Cell: (514) 346-3813 or Office :(514) 904-1333

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes the Company’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof and the other factors described under “Risk Factors” in the Company’s annual reports and Form 20-F available in Canada at www.sedar.com, as well as on file with the U.S. Securities and Exchange Commission. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The Company cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.